Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
Everest Poker Secures Key Multi-year
World Series of Poker® Agreement
High Brand Visibility at World’s No. 1 Tournament
Hong Kong, March 6, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today that its acclaimed Everest Poker offering has secured a key multi-year promotional agreement with the world’s largest and most prestigious poker tournament — the World Series of Poker.
The World Series of Poker (WSOP®) is the world’s premier poker event, with over 50,000 participants from around the world competing for a prize pool of over US$150 million — all in front of a broadcast audience of over 350 million households worldwide during over 2700 broadcast hours.
Everest Poker is one of the world’s most popular poker sites, and was named Poker Operation of the Year in 2007 by industry journal e-Gaming Review.
Under the terms of the deal announced today, Everest Poker will be the sole poker related table sponsor of the WSOP and will enjoy a prominent logo position on the “felt” on every table in the competition — as well as exclusive brand positioning on the coveted “inner-rung” of the championship table.
The alliance also includes other prominent on-site visibility at the WSOP, including hanging banners and barricade logos.
“We are very pleased to have Everest Poker join the World Series of Poker family,” said WSOP Commissioner Jeffrey Pollack. “Everest Poker is one of the leading poker brands in Europe and around the world and will help strengthen our own brand even further.”
“We are very proud, very excited for Everest Poker to be the sole poker related table sponsor of the World Series of Poker, one of the greatest championship events in the world,” stated GigaMedia Chief Executive

Officer Arthur Wang. “We plan to bring our large international player base to the WSOP to make it an even greater event — in partnership with Everest Poker.”
The WSOP is operated by a subsidiary of Harrah’s, the world’s largest provider of branded casino entertainment. The 2008 WSOP will start on May 30 in Las Vegas, with an exciting line-up of 55 different events. More information on the WSOP is available at www.worldseriesofpoker.com.
Everest Poker is exclusively powered by GigaMedia software. Everest’s innovative suite of world-class poker offerings include tutorials, training rooms and a strong support services, all fully localized in 15 languages, more than any other offering. More information on Everest Poker is available at www.everestpoker.com.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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